CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR WERE OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[****]” IN THE LETTER FILED VIA EDGAR. THE OMITTED PORTIONS HAVE BEEN BRACKETED IN THIS UNREDACTED COPY OF THE LETTER FOR EASE OF IDENTIFICATION.

September 18, 2012

ROBERT A. FREEDMAN	EMAIL RFREEDMAN@FENWICK.COM DIRECT DIAL (650) 335-7292

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Tim Buchmiller, Reviewing Attorney Gabriel Eckstein, Staff Attorney Lynn Dicker, Reviewing Accountant Eric Atallah, Staff Accountant

Re:	Silver Spring Networks, Inc. Registration Statement on Form S-1 Initially Filed July 7, 2011 File No. 333-175393

Ladies and Gentlemen:

On behalf of Silver Spring Networks, Inc. (the “Company”), we are submitting this supplemental letter for review of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in connection with the Registration Statement on Form S-1 (Registration No. 333-175393) originally filed by the Company with the Commission on July 7, 2011 and most recently amended by Amendment No. 8 filed on September 14, 2012 (the “Registration Statement”). In this letter, we provide certain supplemental information and address comment 17 set forth in a letter received from the Staff dated August 3, 2011 (the “Comment Letter”). Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

In this letter, we have presented comment 17 set forth in the Comment Letter in bold italics and have followed such comment with the Company’s response.

CONFIDENTIAL TREATMENT REQUESTED BY SILVER SPRING NETWORKS, INC.

SILVER SPRING NETWORKS - 1

United States Securities and Exchange Commission

September 18, 2012

17. As a related matter, please note that we will delay our final assessment of stock based compensation pending inclusion of the estimated IPO price in the filing.

We supplementally advise the Staff that, on September 18, 2012, representatives of the lead underwriters for the Company’s initial public offering (the “Offering”), on behalf of all underwriters, advised the Company that, based on then-current market conditions, they would recommend a preliminary price range of $[****] and $[****] for the Offering.

This aforementioned price range takes into account the effectiveness of a 4.6-for-1 reverse stock split (the “Reverse Stock Split”) that will be effected pursuant to an amendment to the Company’s certificate of incorporation that will be filed with the Secretary of State of the State of Delaware prior to filing the Company’s preliminary prospectus included in a pre-effective amendment to the Registration Statement prior to the commencement of the Company’s road show process (the “Preliminary Prospectus”). Amendment No. 8 to the Registration Statement disclosed that the Company would be effecting a reverse stock split, but did not specify the exact ratio of any such reverse stock split.

For your reference, on a pre-Reverse Stock Split basis, the preliminary price range is expected to be between $[****] and $[****] for the Offering. The Company respectfully advises the Staff that the top of the preliminary price range on a pre-Reverse Stock Split basis is lower than $6.98, which is the lowest fair value per share of the Company’s common stock share used as the exercise price for stock options granted by the Company since December 11, 2009.

The Company will set forth a bona fide preliminary price range and the final Reverse Stock Split in the Preliminary Prospectus.

* * * * * * *

CONFIDENTIAL TREATMENT REQUESTED BY SILVER SPRING NETWORKS, INC.

SILVER SPRING NETWORKS - 2

United States Securities and Exchange Commission

September 18, 2012

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292 or, in his absence, Michael A. Brown, Esq. at (415) 875-2432.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman

Robert A. Freedman

Enclosure

cc:	Scott A. Lang, Chief Executive Officer
David B. Leeb, Esq., Acting General Counsel
Silver Spring Networks, Inc.

Michael A. Brown, Esq.
Fenwick & West LLP

Guy Wanger
Ernst & Young LLP

Sarah K. Solum, Esq.
Davis Polk & Wardwell LLP

CONFIDENTIAL TREATMENT REQUESTED BY SILVER SPRING NETWORKS, INC.

SILVER SPRING NETWORKS - 3